BERENBERG CAPITAL MARKETS LLC
(SEC I.D. No. 8-68821)

STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2021,
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-68821

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____01/01/21___ AND ENDING _____12/31/21_____

  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _____Berenberg Capital Markets LLC_____

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

      1251 Avenue of the Americas, 53rd Floor
_____
                                (No. and Street)

      New York   New York   10020
_____
          (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

 Peter Nichols   646-949-9000   Peter.Nichols@berenberg-us.com
_____
 (Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

               Deloitte & Touche LLP
_____
             (Name – if individual, state last, first, and middle name)

 1633 Broadway   New York   New York   10019
_____
 (Address)   (City)   (State)   (Zip Code)

_____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___Peter Nichols___, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Berenberg Capital Markets LLC___, as of ___December 31___, 2 _021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

TARIQ K. GEORGE
NOTARY PUBLIC-STATE OF NEW YORK
No. 01GE6340718
Qualified in Kings County
My Commission Expires 04-25-2024

03/02/2022

Notary Public

Signature: _____

Title: _____
Chief Executive Officer

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 489 1600
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of Berenberg Capital Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Berenberg Capital Markets LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 2, 2022

We have served as the Company's auditor since 2021.

Berenberg Capital Markets LLC
Statement of Financial Condition

December 31, 2021

Assets		
Cash & cash equivalents	$	27,216,879
Financial instruments owned, at fair value		29,748,189
Due from clearing broker		11,607,478
Clearing deposit		1,000,000
Accounts receivable from Berenberg Bank		468,981
Accounts receivable		2,262,598
Fails to deliver		1,008,055
Due from customer		4,551,436
Property and equipment, net of accumulated depreciation of 6,067,710		7,298,487
Right-of-use assets		65,289,883
Deferred taxes receivable		4,515,968
Prepaid expenses and other assets		1,432,404
Total Assets	$	156,400,358

Liabilities and Member's Equity		
Liabilities:		
Accounts payable, accrued expenses and other liabilities	$	3,523,443
Compensation payable		12,989,250
Deferred revenue		1,320,181
Due to Berenberg Bank		1,025,853
Due to Parent		1,634,513
Income taxes payable		386,752
Operating lease liability		70,957,660
Fails to receive		4,551,436
Due to customer		1,008,055
Total Liabilities		97,397,143
Commitments and Contingencies (Note 8)		
Member's Equity:		
Member's equity		59,003,215
Total Member's Equity		59,003,215
Total Liabilities and Member's Equity	$	156,400,358

See accompanying notes to statement of financial condition.

Berenberg Capital Markets LLC
Notes to Statement of Financial Condition

1. Business

Berenberg Capital Markets LLC ("Company"), a Delaware limited liability company, is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a registered member of the Financial Industry Regulatory Authority ("FINRA") as of November 9, 2011, incorporated on December 8, 2010 and commenced operations on January 1, 2011. The Company is wholly-owned by Berenberg Asset Management LLC ("Parent"), an investment advisor registered with the SEC. Berenberg Asset Management LLC is the wholly owned subsidiary of Berenberg Beteiligungsholding GmbH, which is a subsidiary of Joh. Berenberg, Gossler & Co. KG, ("Berenberg Bank"), the ultimate parent company.

The Company's primary activities include providing investment banking services, sales and trading of equity securities, and Securities and Exchange Commission ("SEC") Rule 15a-6 activities through settlement with Berenberg Bank.

The Company conducts its SEC Rule 15a-6 activities on a receive versus payment ("RVP")/delivery versus payment ("DVP") basis. The Company is allowed to conduct a settlement system that stipulates cash payment must be made simultaneously with the delivery of a security. Berenberg Bank has only been given the right to settle trades on behalf of the Company through the Prezioso interpreted letter in SEC Rule 15a-6.

The Company conducts sales and trading of U.S. equity securities as an introducing broker dealer. All transactions are cleared on an RVP/DVP basis and on a fully-disclosed basis through Pershing LLC.

The Company does not hold funds or securities for customers and does not carry accounts of customers. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) for the 15a-6 activities and under SEC Rule 15c3-3(k)(2)(ii) for the U.S. securities business.

2. Significant Accounting Policies

Basis of Presentation

The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires Company management to make estimates and assumptions including but not limited to, deferred tax assets and deferred revenue, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Significant Accounting Policies (Continued)

Cash and Cash Equivalents

The Company considers all highly liquid investments, with maturities of ninety days or less at origination, as cash and cash equivalents. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

As of December 31, 2021, restricted cash of approximately $5,899,300, is included in cash and cash equivalents. Restricted cash is collateral for a letter of credit on an operating lease.

The Company maintains a cash account with Berenberg Bank. As of December 31, 2021, the account was overdrawn by approximately $89,000, and is included in Accounts payable, accrued expenses and other liabilities in the Statement of Financial Condition.

Fair Value of Financial Instruments

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1*. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

- *Level 2*. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

- *Level 3*. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

2. Significant Accounting Policies (Continued)

Fair Value of Financial Instruments (Continued)

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

As of December 31, 2021, the Company held an investment in U.S. Treasury securities of $29,748,189, as shown in Financial Instruments owned at fair value in the Statement of Financial Condition. The U.S. treasury securities are classified in Level 1 within the fair value hierarchy.

The fair value of cash and cash equivalents, and cash deposits with clearing organizations (included in Clearing deposit), was estimated to be carrying value and classified as Level 1 of the fair value hierarchy.

The fair value of accounts receivables and payables, fails to deliver and receive, due to and due from customer, and prepaid expenses and other assets, were estimated to approximate carrying value and classified as Level 2 of the fair value hierarchy due to their short-term nature.

Due from Customer

Due from customer includes amounts due from customers for the failed foreign securities transactions executed pursuant to SEC Rule 15a-6. The Company records these receivables when the transaction fails to settle on the contracted settlement date.

Fails to Deliver/Fails to Receive

In the normal course of business, the Company chaperones security transactions pursuant to SEC Rule 15a-6 on behalf of customers on a receipt versus payment basis. If these transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to differences in market values of the securities compared to their contract amounts.

As of December 31, 2021, the Company had fails to deliver trades executed and to be settled by Berenberg Bank that amounted to $1,008,055, and a corresponding liability for Due to Customer, which are both shown on the Statement of Financial Condition. As of December 31, 2021, the Company had fails to receive trades executed and to be settled by Berenberg Bank that amounted to $4,551,436, and a corresponding receivable for Due from Customer, which are both shown on the Statement of Financial Condition.

2. Significant Accounting Policies (Continued)

Property and Equipment

Furniture and fixtures and other equipment are depreciated over the estimated useful lives of the assets (ranging from 3-7 years) using the straight-line method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the respective lease (ranging from 0-15 years), using the straight-line method.

Leases

The Company accounts for its leases under Accounting Standard Codification ("ASC") Topic 842, Leases. Under this guidance, lessees classify arrangements meeting the definition of a lease as operating or financing leases, and leases are recorded on the Statement of Financial Condition as both a right-of-use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company's incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term.

For operating leases, interest on the lease liability and the amortization of the right of use asset result in straight-line rent expense over the lease term. Variable lease expenses are recorded when incurred.

In calculating the right of use asset and lease liability, the Company elects to combine lease and non-lease components. The Company excludes short-term leases having initial terms of 12 months or less as an accounting policy election.

Principal Transactions

The Company records principal transactions on a trade date basis. In many cases, the Company participates in these principal transactions for the purpose of facilitating customer trade orders on a riskless principal basis.

Revenue Recognition/Related Party Transactions

Transfer Pricing
Effective January 1, 2018, the Company entered into a Transfer Pricing Agreement ("TPA") with Berenberg Bank to allocate and distribute global equities profits across all reporting entities.

As of December 31, 2021, the Company had a receivable of TPA compensation of $133,708, which is included in Accounts receivable from Berenberg Bank on the Statement of Financial Condition.

As of December 31, 2021, the Company had a receivable from commissions attributable from Berenberg Bank of $255,017, which is included in Accounts receivable from Berenberg Bank on the Statement of Financial Condition.

2. Significant Accounting Policies (Continued)

Related Party Transactions (Continued)

The Company records all securities transactions on a settlement date basis. There is no material difference between settlement date and trade date.

Research Revenue & Deferred revenue liability
The Company produces equity research reports, provides access to research analysts and provides access to corporate events, for its US institutional customers ("customers"). As of December 31, 2021, the Company had a deferred revenue liability from research payments of $1,320,181, which is shown on the Statement of Financial Condition. Research revenue did not include any transactions with related parties.

Sublease Agreement with Parent

The Company entered into an Agreement of Sublease with the Parent on June 1, 2019. Under this agreement, the Parent is subleasing a 100 square foot single office within the Company's New York office space. As of December 31, 2021, $32,760 is due from the Parent is included in Due to Parent on the Statement of Financial Condition.

Foreign Currency

In the normal course of business, the Company may enter into transactions not denominated in U.S. dollars. The Company's balances denominated in foreign currencies are translated into U.S. dollars at the end of each period, whereas the corresponding operating results denominated in foreign currencies are translated into U.S. dollars on the respective dates of such transactions.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes". Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the Statement of Financial Condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized. It is the policy of the Company to comply with the provisions applicable to companies, as defined by Subchapter C of the Internal Revenue Code.

2. **Significant Accounting Policies (Continued)**

Income Taxes (Continued)

The Company files Federal, state and local income tax returns. On the Federal and various State returns, the Company files on a group basis with the Parent. As the Company was able to utilize previous net operating losses generated by the Parent, the Company recorded a liability to the Parent for the tax benefit received of $1,667,273, which is included in Due to Parent on the Statement of Financial Condition. No income tax returns are currently under examination.

The Company's Federal tax returns since 2017 are currently open to examination. As of the end of the tax year 2020, the Company has various state and local net operating losses, which start expiring in 2037.

Management has analyzed the Company's tax positions taken on income tax returns for all open tax years. The Company has no unrecognized tax benefits at December 31, 2021. In addition, the Company has concluded that it does not have any uncertain tax positions.

Differences between the Statement of Financial Condition carrying amounts and the tax bases of assets and liabilities that give rise to significant portions of the deferred tax assets and liabilities are as follows:

Deferred tax assets:	
Operating lease liabilities	$ 18,404,103
Bonus accrual	3,616,651
Net operating losses carryforward	667,015
State bonus depreciation	426,069
Deferred revenue	328,600
Unrealized losses	9,619
Total deferred tax assets	23,452,057
Right of Use assets	(16,917,520)
Property and equipment, net	(1,779,838)
481(a) adjustment	(238,635)
Unrealized gains	(96)
Net deferred tax asset	$ 4,515,968

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the existence of, or generation of, taxable income in the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, taxes paid in carryback years, projected future taxable income, and tax planning strategies in making this assessment.

2. Significant Accounting Policies (Continued)

Adopted Accounting Standards

Changes to the Disclosure Requirements for Fair Value Measurement (ASC 820)
In August 2018, the FASB issued ASU No. 2018-13, "Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement." The objective of this guidance is to improve the effectiveness of disclosures related to Fair Value measurement in the notes to the Statement of Financial Condition by eliminating certain disclosure requirements for fair value measurement, requiring public business entities to disclose certain new information and modifying some disclosure requirement. The Company adopted this standard for the year ended December 31, 2021. The adoption of this standard did not have a material impact on the Statement of Financial Condition.

Financial Instruments - Credit Losses (ASC 326)
Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client). The Company identified fees and other receivables (including, but not limited to, receivables related to securities transactions, and advisory fees) as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening member's equity as of the December 31, 2019. Accordingly, the Company recognized no adjustment upon adoption.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees and other receivables is not significant until they are 120 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

Income Taxes (ASC 740)
In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The objective of the guidance is to simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740 and to provide more consistent application to improve the comparability of the Statement of Financial Condition. The guidance is effective in the first quarter of fiscal 2021. The Company adopted this standard for the year ended December 31, 2021. The adoption of this standard did not have a material impact on the Statement of Financial Condition.

3. **Significant Risk Factors**

Market risk
The Company's revenues are subject to substantial fluctuations due to a variety of factors that cannot be predicted with great certainty, including the overall condition of the economy and the securities markets as a whole.

Credit risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and banks. Credit risk represents the potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their obligations to the Company. The Company minimizes its exposure to credit risk by conducting transactions with established and reputable financial institutions. Counterparty exposure is monitored on a regular basis.

Covid-19
During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be affected. The Statement of Financial Condition does not include any adjustments that might result from the outcome of this uncertainty.

4. **Due from Clearing Broker**

The Company has a clearing agreement with its clearing broker to carry its customers' Delivery vs. Payment ("DVP") & Receive vs. Payment ("RVP") accounts at Pershing, LLC, as well as the Company's accounts as a customer of the clearing broker. At times, the Company will have receivables (e.g. client commissions received) and/or payables to the broker, which may include cash balances, net of margin debit balances and collateral posted (e.g. clearing deposit). The due from clearing balance of $11,607,478 includes cash balances, net of margin debit balances as of December 31, 2021.

5. **Clearing Deposit**

As part of the Company's clearing agreement with its clearing broker, a minimum deposit of $1,000,000 is to be maintained at all times. As of December 31, 2021, collateral of $1,000,000 in a certificate of deposit which is shown on the Statement of Financial Condition.

6. Property and Equipment, Net

At December 31, 2021, property and equipment, net consisted of:

	Estimated Useful Life		Amount
Construction in Progress	-	$	486,087
Artwork	-		63,554
Leasehold improvements	Lease term		8,168,688
Computers and equipment	3-5 years		3,157,094
Furniture and fixtures	7 years		1,490,774
			13,366,198
Less: Accumulated depreciation			(6,067,710)
		$	7,298,487

7. Subordinated Borrowings

On March 27, 2019, the Company entered into a credit facility agreement with Berenberg Bank that provides for borrowings under a line of credit of up to $50,000,000, in accordance with FINRA Rule 15c3-1d regarding temporary subordinated loans. Interest rates charged on overdraft accounts held at Berenberg Bank is 310 basis points on the overdraft amount. The Company drew one borrowing during 2021 in the amount of $45,000,000, which was repaid during the year with an effective interest rate of 310 basis points. The Subordinated Debt Facility constitutes a satisfactory subordinated agreement under Appendix D to Rule 15c3-1 under the Securities Exchange Act of 1934, as amended. As of December 31, 2021, no amounts were outstanding under the Subordinated Debt Facility.

8. Commitments and Contingencies

Operating Leases

The Company leases office space and copiers under non-cancellable operating leases expiring through 2036. The majority of the Company's right-of-use assets and lease liabilities as of December 31, 2021 result from an operating lease of 62,400 square feet in New York for its corporate office, which commenced in 2017 and expires in 2036. The Company pays fixed rent and its share of the building's operating costs and real estate taxes. Fixed rate increases every 4 years during the 12-year term. The lease agreement was modified during the year ended December 31, 2021.

The Company's office space leases do not require any contingent rental payments, impose any financial restrictions, or contain any residual value guarantees. Non-lease components generally represent the Company's share of the landlord's operating expenses.

At December 31, 2021, the Company had operating lease liabilities of $70,957,660 and operating right of use assets of $65,289,883, which is shown on the Statement of Financial Condition.

8. Commitments and Contingencies (Continued)

Operating Leases (Continued)

Other information

Operating cash flows from operating leases	$	3,207,452
Weight-average remaining lease term - operating leases		14.55
Weighted-average discount rate - operating leases		3.50%

Maturities of operating leases, excluding short-term leases, are as follows:

Year ending December 31,	
2022	3,281,909
2023	5,980,933
2024	6,216,300
2025	6,216,300
2026	6,490,758
Thereafter	63,272,150
Total	91,458,350
Discount	(20,500,690)
Operating lease liabilities included in the Statement of Financial Condition	$ 70,957,660

Other

As of December 31, 2021, the Company declared $12,534,250 in discretionary bonuses and $455,000 in non-discretionary bonuses, which is included Compensation payable on the Statement of Financial Condition.

The securities industry is subject to extensive regulation under federal, state and applicable international laws. From time to time, the Company has been threatened with or named as a defendant in, lawsuits, arbitrations and administrative claims involving securities and other matters. The Company is also subject to periodic regulatory examinations and inspections. Compliance and trading problems that are reported to regulators, such as the SEC or FINRA by dissatisfied customers or others are investigated by such regulators, and may, if pursued, result in formal claims being filed against the Company by customers or disciplinary action being taken against the Company or its employees by regulators. Any such claims or disciplinary actions that are decided against the Company could have a material impact on the financial results of the Company.

In addition to the matter described above, the Company is subject to various legal proceedings and claims that arise in the normal course of business. In each pending matter, the Company contests liability or the amount of claimed damages. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases where claimants seek substantial or indeterminate damages, or where investigation or discovery have yet to be completed, the company is unable to estimate a range of reasonably possible losses on its remaining outstanding legal proceedings; however, the Company believes any losses, both individually or in the

8. Commitments and Contingencies (Continued)

Operating Leases (Continued)

aggregate, should not be reasonably likely to have a material adverse effect on the Company's financial condition.

9. Employee Benefit Plan

The Company has a defined noncontributory profit-sharing plan under Section 401 (k) of the Internal Revenue Code ("Code") covering substantially all of the Company's employees. Participants may contribute a percentage of compensation, but not in excess of the maximum allowed under the Code.

10. Regulatory Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of customer debit items, as defined. At December 31, 2021, the Company had net capital of $49,471,012 which exceeded its requirement of $250,000 by $49,221,012

11. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's Statement of Financial Condition through March 1, 2022, the date the Statement of Financial Condition was available to be issued. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's Statement of Financial Condition.